EXHIBIT 99.1

For Immediate Release 21-4-TR	Date:	January 27, 2021

Teck Named to 2021 Bloomberg Gender-Equality Index

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the 2021 Bloomberg Gender-Equality Index (GEI) for the fourth straight year.

“Teck is committed to supporting an inclusive and diverse workplace and gender equality is an important focus of our efforts,” said Don Lindsay, President and CEO. “We will continue to take actions that embrace and promote inclusion and diversity across Teck to build a stronger workforce and a better company.”

The GEI recognizes companies committed to advancing women in the workplace globally. Teck was included in this year’s index for scoring at or above the global threshold established by Bloomberg to reflect a high level of disclosure and overall performance across the framework’s five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. More information on the index can be found here: https://www.bloomberg.com/gei/.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past three years and was included in the Forbes World’s Best Employers 2020 list and Canada's Top Employers for Young People 2021.

Click here to learn more about Teck’s approach to inclusion and diversity.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com